Bernal Cutlery Inc.

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BofA Business Checking	0.00
BofA Business Savings	0.00
Chase Business Checking	0.00
Community Trust Checking	1,888.70
Community Trust Money Mkt.	34,546.15
PayPal	0.00
Petty Cash	230.69
Total Bank Accounts	**$36,665.54**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Accrued Interest	0.00
Deposits in Transit	20,347.06
Due from BOE	4,398.00
Inventory Asset	209,026.05
Loan to Shareholder	131,926.87
Paypal Funds Held	0.00
Rent Deposit	6,500.00
Undeposited Funds	0.00
Total Other Current Assets	**$372,197.98**
Total Current Assets	**$408,863.52**
Fixed Assets	
Accumulated Amortization	-1,105.00
Accumulated Depreciation	-38,709.69
Computer Equipment	6,484.71
Furniture & Fixtures	19,735.05
Leasehold Improvements	3,468.75
Loan Fees	3,825.00
Machinery & Equipment - SF	19,373.54
Tools	1,543.04
Total Fixed Assets	**$14,615.40**
TOTAL ASSETS	**$423,478.92**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	

	TOTAL
American Express CC - Josh	17,933.01
Chase CC	3,068.44
Total Credit Cards	**$21,001.45**
Other Current Liabilities	
CA BOE Payable	264,178.10
Sales Tax Payable	-247,242.10
Total CA BOE Payable	**16,936.00**
Direct Deposit Payable	0.00
Loan From Shareholder	83,139.00
Outstanding Checks	0.00
Outstanding Deposits	0.00
Paypal Loan	16,598.91
Payroll Liabilities	
Blueshield	0.00
CA PIT / SDI	-197.15
CA SUI / ETT	94.84
Federal Taxes (941/944)	-1,556.61
Federal Unemployment (940)	301.72
Med FSA EE Co.	0.00
Med FSA EE Pre	0.00
Pretax Dental	0.00
Pretax Medical	0.00
Vision Pretax	0.00
Total Payroll Liabilities	**-1,357.20**
Total Other Current Liabilities	**$115,316.71**
Total Current Liabilities	**$136,318.16**
Long-Term Liabilities	
HFLA	0.00
Pernicus Fund Loan #1	0.00
Pernicus Fund Loan #2	0.00
SBA Loan #1	109,044.96
SBA Loan #2	56,342.13
Square Working Capital Loan	78,774.12
Working Solutions Loan	41,219.61
WS/Safebidco	0.00
Total Long-Term Liabilities	**$285,380.82**
Total Liabilities	**$421,698.98**
Equity	
Owner's Capital	
Draws	-269,026.41
Investments	94,361.84
Total Owner's Capital	**-174,664.57**
Retained Earnings	185,235.16
Net Income	-8,790.65
Total Equity	**$1,779.94**
TOTAL LIABILITIES AND EQUITY	**$423,478.92**